# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Laser Fusion, Inc., CIK 0001938570
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6950 Hollister Ave., Goleta, California (CA), 93117
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149371

## Reporting persons
- Yusaku Maezawa: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 485,387; shared voting power 0; sole dispositive power 485,387; shared dispositive power 0; aggregate amount beneficially owned 485,387 (6.14% of the class)
  Comment: * Based on 7,904,099 shares of Common Stock stated by the Issuer as being outstanding as of September 4, 2026 in its Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on September 9, 2026.

## Item 1. Issuer
Name of issuer: Blue Laser Fusion, Inc.
Address of issuer's principal executive offices: 6950 Hollister Ave. Goleta, CA 93117

## Item 2. Person Filing
Name of person filing: Yusaku Maezawa
Address of principal business office or, if none, residence:
Kurosuna 1-2-10
Inage-ku
Chiba-shi
Chiba 263-0042
Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 485,387
Percent of class: 6.14%.
Sole power to vote or to direct the vote: 485,387
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 485,387
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yusaku Maezawa: /s/ Yusaku Maezawa, Yusaku Maezawa (09/11/2026)